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                              April 9, 2021

       Jianwei Li
       Chairman and Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 29,
2021
                                                            File No. 333-253322

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. We note the disclosure on pages 62 and 124 of your prospectus that the exclusive forum provision in your
amended and restated certificate of incorporation will select the Court of
                                                        Chancery in the State
of Delaware as the exclusive forum for certain claims, except certain actions,
including actions arising under the Securities Act, as to which the Court of
                                                        Chancery and the
federal district court for the District of Delaware shall have concurrent jurisdiction. However,
the exclusive forum provision in Section 13.1 of your form of amended and restated
certificate of incorporation filed as Exhibit 3.2 states that unless the
                                                        Corporation consents in
writing to the selection of an alternative forum, U.S. federal district courts shall,
to the fullest extent permitted by law, be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities
 Jianwei Li
TradeUP Acquisition Corp.
April 9, 2021
Page 2
      Act. Please revise your prospectus disclosure or your form of amended and restated
      certificate of incorporation to address this discrepancy.
       You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameJianwei Li
                                                           Division of
Corporation Finance
Comapany NameTradeUP Acquisition Corp.
                                                           Office of Energy &
Transportation
April 9, 2021 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName